Exhibit 99.3

Press Conference

 INFOSYS Limited

PRESS CONFERENCE

Q2 FY 2014 RESULTS

October 11, 2013

CORPORATE PARTICIPANTS

S. D. Shibulal

Co-Founder, Chief Executive Officer & Managing Director

B.G. Srinivas

Member of the Board, Head of Europe and Global Head of Financial Services and Insurance Unit

Rajiv Bansal

Chief Financial Officer

Sanjay Jalona

Head- Manufacturing

PRESS

Chandra

ET Now

Hari

Reuters

Akansha

Economic Times

Balaji

S.D. Shibulal

Good morning, everyone. It is a pleasure for me to be here. I will give you a color on the quarter that just went by. Q2 was a fairly good quarter for us. The revenues grew by 3.8% in reported currency terms and 4.2% in constant currency terms. Volume grew by 3.1% predominantly offshore; offshore volumes grew by 4.3%.

We had strong client additions in Q2; we added 68 new clients gross and 37 clients net in Q2. We won 5 large opportunities in Q2, adding up to a TCV of approximately $450 mn. The growth in Q2 was all around. Our top clients grew by 3.3%; top 25 grew by 3.8% and the non-top 25 grew by 3.7% (reported terms).

Pricing was stable; the pricing went up by 0.6% in reported currency and 0.9% in constant currency terms. Pricing increased by 1.7% onsite and 2% offshore in constant currency terms. If you look at the recent past, we have seen 5 quarters of growth. This quarter we grew by 3.8%, last quarter was 2.7%, previous quarter 1.4%, the previous 6.3% and 2.6%. Over the last 4 quarters on an average quarter-on-quarter growth has been 3.5%.

Our gross margins for this quarter was 35.3%, our operating margins was 21.9% compared with 23.5% in Q1. If you remove the charge which we have taken it would be 23.5%. The net margin for the quarter is 18.5%. The EPS for the quarter was $ 0.67, our EPS last quarter was $ 0.73 and if you remove the provision we have done, our EPS for Q2 is $ 0.73.

Our utilization has moved up; the utilization is 77.5% without trainees. This quarter we added 12,168 people gross with a net addition of app. 3000 people. And in IL alone, we added about 8,000 people and the net addition was 2,000 people this quarter.

We have seen increase in our million dollar clients; our million dollar clients have gone up to 469 compared with 466 last quarter; 40 clients contribute $50 mn on LTM basis.

Lastly, from a guidance perspective we have changed our guidance from 9%-10%. We started out the year with 6%-10% and last quarter we continued with 6%-10% which was 7.4% to 11.4% in constant currency terms. This quarter we have changed the guidance to 9%-10% which is in constant currency terms 9.9%-10.9%. There are multiple factors which influence our guidance. Number one, guidance, as we have said in the past, is a statement of facts. We considered the pipeline, the deal wins, our client velocity, environmental factors as well as internal challenges when coming out with the guidance. We are entering Q3 and Q4. Traditionally, Q3 and Q4 have been soft quarters for us and we factor that into our guidance. In Q3 we see clients shutdown, furloughs as well as higher number of holidays. We have also seen some softness in the Retail sector where there has been some concern regarding the holiday spend as well as the government shutdown. More importantly, we have initiated a number of internal changes, meant to create sustainable growth with sustainable profitability. Those changes are at very early stages. It is too early for us to depend on them to deliver any kind of performance at this stage. We believe that they will yield results in the long-term, but they are in very early stages. Those changes are in progress, but it will take time to yield results. Hence, we remain cautious. We have seen volatility in the last 8 quarters. I said last quarter that it is not a secular trend yet, it is too early to declare a secular trend. I believe that it is true even today. We have remained cautious and kept our guidance 9%-10%.

Thank you very much.

Chandra

I just want to ask about the last point you made that this is too early to declare a secular trend. Based on last quarter’s and this quarter’s performance, analysts are wondering if the worst is behind the company, apart from the factors that you mentioned for the softness in the next couple of quarters, are there other factors which are holding you back from seeing it is a secular trend, if you can just elaborate?

S.D. Shibulal

Two quarters is not a secular trend. As I said over the last 4, 5 quarters we have grown on an average quarter-on-quarter growth over the last 4 quarters have been 3.5% but as I said we are entering Q3 and Q4, which in general are soft quarters for us. The Retail industry which is one of our strong areas is showing some weakness. But more importantly, the internal changes which we are making to create, sustain growth and profitability is too early to count on, it will take time for it to yield results. Our revenue is a reflection of what we have done in the past, it is not something which we create in the current quarter. So we have won large deals last quarter and this quarter but it will yield results only a couple of quarters down the line. We are yet to create enough stock of large outsourcing wins to make it stable enough. So these factors influence us and that is why we remain cautious and we have given a guidance of 9%-10%. And that also reflects in my remarks that the secular trend is yet to change.

Hari

All the efforts that you talked about do you have any data that can show how you are performing versus your competitors, are you winning market share especially say with investment banks, financial services, some of your big verticals, any numbers that you can give us?

B.G. Srinivas

With respect to the large deal wins in the Financial Services sector, we compete with the global system integrators as well as Tier-I offshore players. In the last couple of quarters we have seen large deal wins, we have won against both sets of players. There are a few deals which have happened in Europe, a few in the US, and in Australia we have had an excellent track record. We have won every large deal in Australia in the Financial Services sector, which is out there. The percentage win has definitely improved in the last quarter as well as the previous quarter as far as large deals are concerned. If you look at the business transformation programs, there the competition set differs. It is primarily the two big global system integrators against we compete in Europe as well as in the US. We have been winning some of the deals against them as well.

Hari

You said you won every large deal in Australia. Over what timeframe?

B.G. Srinivas

In the last two quarters.

S.D. Shibulal

This quarter we have seen growth in all industry verticals, we have seen growth in Financial Services, we have seen growth in Manufacturing, which grew by 6%. From large opportunities, we have won quite well this quarter. Last year second half we have won billion dollars of TCV. But again, I repeat what I said, I think the stock of large deal wins which we have so far is not enough for our size. So we continue to focus on it and the internal changes which we have made are yet to yield results, it will take time.

B.G. Srinivas

Deal wins in Australia, in all the large deals which we have participated in Financial Services in the last 2 quarters we have won.

Participant

This question was related to what you just said about some of the internal changes, which you have made and transformation initiatives, which are yet to start yielding results. Can you tell us what they really are and what timeframe could they start kicking in results?

S.D. Shibulal

This is all very well articulated. From the Chairman’s office, there are 4 internal changes which are going on – No. 1 is Cost Optimization; No. 2 is Sales Effectiveness; No. 3 is Productivity and Quality Improvement, Automation, Increasing Productivity, Tools and Reuse; No. 4 is Increasing Offshoring, that is what we call VIGDM. These are the 4 major initiatives which are in progress from the Chairman’s office, apart from the strategic initiatives which are already in progress, which is about increasing our presence in Consulting & Systems Integration, Products & Platforms, what we call ‘Infosys 3.0’. So, these four initiatives are in very early stages and it will take time to yield results. Our other initiatives were winning very large opportunities, which is starting to show results but it is not enough yet. On Consulting & System integration, we have done the Lodestone acquisition. The integration is now complete. We are going to market together. We have good initial wins, they have to continue. That is why I said, the internal transformations as well as the internal changes, which we are driving, are in the early stages and it is meant to create stable growth and stable profitability, but it will take time.

Participant

The cost cutting measures that you mentioned, how much room does it give for margin expansion in the coming quarters? Also your PPS revenues have been stagnant over the last few quarters. So, if you could just explain that as well, thanks.

S.D. Shibulal

So, on the margin side, I think Rajiv will answer. We are also making investments. I think Rajiv will respond to that. On the PPS side, it is more important to note the TCV wins. PPS is a completely different kind of business. It is not services business where we can get immediate revenue. The contract value gets booked over a period of 7-10 years. We have about $780 mn plus of contract value booked in PPS in the platform space over the last 8 quarters. About 1% of revenue which coming from that which is approximately right. PPS is stable TCV, but over a long period of time, about 7 to 10 year period, so 1% looks right. The important issue is for us to keep increasing the TCV, this quarter we have 15 wins which got added to our Products & Platform segment. Also remember, our base is very small in the PPS space. Rajiv, on the margin side.

Rajiv Bansal

Our margins excluding the one-time visa related charge that we have taken has remained constant at 23.5%. If you look at the last 3 quarters, operating margins have been at 23.5%. This quarter we saw the rupee being very volatile. The rupee depreciated intra quarter by roughly 16% and on a quarter-on-quarter basis by 11% giving margin benefit of about 250 basis points. We had clearly articulated in our earnings call on July 12 that we are giving wage hike to our people, employees offshore at 8%, onsite at 3%, and we had also given our sales folks hike at about 3% effective May 1. This would have an impact of about 300 basis points on our margins. If you look at the 250 basis points gained in margin that you have seen because of the rupee depreciation, it more or less offset by the impact of the wage hike that we had articulated. What we have done during the quarter is, we have also made investments in many areas, in terms of sales, in terms of our quality and productivity. We had a utilization increase of 2.5%. We had a revenue productivity increase of 0.6%. We had onsite mix coming down by 0.8% giving us some margin benefit of about 150 basis points, which had been reinvested back into the business in terms of our sales effectiveness, in terms of quality and productivity, in terms of Products & Platforms. We have also increased the provisions for variable pay for employees because we believe that we have to pay employees well if they are performing well. Keeping that in mind, I think we are making all the right investments. The important part is not to look at margins on a quarter-on-quarter basis. It is very important that we as a company make the right investments to ensure that we build up this growth momentum that we have seen and we deliver better margins and better growth in the next year.

Participant

I just want to followup on that question. Can you give us any specifics on what you are doing differently that is helping you win these large contract. You said that the percentage of wins has increased. Can you give us a number?

S.D. Shibulal

Please remember, this is all a journey. This is not a moment in time. It is not like Monday morning, we woke up and decided that we will do something new and that will yield results. This all started when we started on the 3.0 journey. If you remember what we articulated was it was all about increasing client relevance. The purpose of focusing on the clients and the increasing client relevance is to increase our win rates. Our journey was on 3 different dimensions. It was on Consulting & System Integration, Business & IT Operations and Products & Platform. If you now dissect it and look at the Business & IT Operations space, the result is in winning large outsourcing deals. In Business & IT Operation space we have done number of things. Number one we brought it together which increased our ability to create multi-tower deals, which increased our ability to respond to our clients, which increased our ability to create solutions which are much more relevant, which increased our ability to create business value for our clients. That happened sometime back and the results will only show up over a period of time, so over the last 4 quarters, we have won about $2 bn of large outsourcing deals. Second half of FY 13 was about a $1 bn, first half of FY 14 was about $1 bn. So it is the journey which we undertook sometime back which is starting to yield results. At the same time we need to do new interventions and those are the new interventions which we have just started. These outsourcing deals are price sensitive, they are extremely competitive, they tend to come at a lower margins which means that we have to increase our productivity, we have to increase our efficiency, we have to increase our sales effectiveness, we have to manage our cost and those are the initiatives which are in flight simultaneously now. These new initiatives are very new and they are starting up, it will take time for them to yield results. The results from our previous initiatives are just starting to show up. We need to continue yielding those results for some more time to make everything a secular trend.

Participant

Agreed that $2 bn over 4 quarters, feels like a lot. I am just trying to get a sense of how that compares with your peers. Can you give us a sense of how you are doing against your competitors? The fact that Narayana Murthy came back was kind of a clear indication of things not going very well. We are just trying to get a sense of whether you are now kind of getting back some of the ground that you lost to your peers by refocusing on these outsourcing contracts. How does that $2 bn compare I mean is that much better than say TCS or Accenture or as a proportion of the total number of large contracts that you compete for?

S.D. Shibulal

We are definitely winning more than what we used to win before. $2 bn is not a big number by the way. That is the point I again make because these deals are 5 to 7 years. It means that if you win a billion dollars last year, you will hardly get a few hundred million dollars, which is nothing on $8 bn base. So we need to really do better. We need to win lot more deals, we need to create better momentum. That is why we remain cautious. I think we need to focus on our performance so comparatively our performance of winning these large deals have improved.

Akansha

This is regarding something that I wanted to confirm since we have been talking about PPS. There was an article in Times of India regarding PPS, how people were moved to billable resources from the R&D. Makes obvious as Vikram Vij who was brought in year ago from Samsung is back to Samsung again. He had this task of getting 1000 people under the R&D centre, what really happened to that?

S.D. Shibulal

A lot of people move on a daily basis in fact we have people moving on everyday. I don’t think we should be commenting on those matters. People move quite frequently between different units and I really don’t believe those numbers are accurate, so there is no reason to comment on those.

Balaji

Can you explain the $35 mn visa related charges?

S.D. Shibulal

We are engaged in discussions with US Attorney’s office and other government departments regarding a civil resolution of the government’s investigation into our compliance with I-9 requirements and past use of B-1 visas. We are engaged in this discussion to get a civil resolution. Based on the status of these discussions, we have set aside a reserve of $35 mn. This also includes some legal costs. Because the discussions are ongoing with the government, we cannot provide any additional details at this point in time.

Balaji

Though you may not say you have made very good provision not to ask. But if you could tell what is the status of the two cases that were filed - Jack Palmer and Satya Dev Tripuraneni in California or in some other Courts.

S.D. Shibulal

The statement I made has nothing to do with those cases.

Balaji

Fair enough, but what happened to those cases?

S.D. Shibulal

The J Palmer case got summarily dismissed, that happened in last August.

Balaji

August last year you are saying?

Nithyanandan

Yes August 20th of last year it was summarily dismissed on our motions. The Tripuraneni’s lawsuit was dismissed in November after a settlement.

S.D. Shibulal

The J Palmer’s suit was about retaliation. These suits are all dismissed and gone back, so there is no reason to discuss them.

Participant

Can we use the word ‘fine’ that you are anticipating a ‘fine’ by the federal committee?

S.D. Shibulal

Because the discussions are ongoing we cannot give any additional details.

Balaji

Could you give a little background, this is all initiated by the US Immigration Department?

S.D. Shibulal

We are engaged in discussions with the US Attorney’s office and other US government departments regarding a civil resolution of the government’s investigation into the company’s compliance with Form I-9 requirements and past use of B-1 visas.

Balaji

But what necessitated this civil resolution?

S.D. Shibulal

The investigation.

Balaji

Is it on basis of some senator, some democrats, somebody is taking or complaining, give me the background.

S.D. Shibulal

Because the discussion with the government is ongoing we are not able to give any additional information.

Balaji

Can you say that it has nothing to do with Jack Palmer or Tripuraneni case so if you could tell that.

S.D. Shibulal

This is a government investigation.

Balaji

What necessitated government investigation, has anybody brought government notice by any senator or anybody?

S.D. Shibulal

Balaji, government should answer that.

Participant

Is this only against Infosys or is it some general investigation that they are doing against on entire Indian visa use and all that.

S.D. Shibulal

See in 2011, we had disclosed that we had received subpoena from the Grand Jury of United States District Court of Eastern District of Texas. This subpoena required us to provide certain set of documents to the government and we have done that. We have complied with the subpoena and this is in connection with the subpoena. We are discussing with the US Attorney’s office and it is a continuation of that process.

Balaji

Now I get the connection. Now this is that 23rd May 2011 and is it still dragging on and they woke up now and they are telling to make provision

S.D. Shibulal

Let me stick to my statement, I am not answering anymore on this matter. Because the discussions are ongoing, I am not going to further comment.

Balaji

Is there some finality to that $35 mn reserve that you have made or what are the imponderables in that?

S.D. Shibulal

I cannot provide additional details. The provision is made based on the status of those discussions.

Balaji

Because I heard Bansal saying it’s a onetime provision as of now in second quarter, which had impacted your net income in dollar terms.

Rajiv Bansal

I hope this is a one-time provision and company doesn’t keep going through this. The fact is that for the quarterly performance, this is one-off provision. When you look at our performance this would not be there every quarter. So when you are doing a comparison, you should remove the one-off items to look at how the company is performing.

Balaji

Yes, Shibulal could you elaborate on the two things which made comments now. You said because of this 3.0 and then some investments you have made and some quarterly results and now you said more needs to be done. When do you see the results actually coming in for the investments in the kind of changes that you are making because from the guidance that you gave does not look like this year, you have a soft quarter then you have a Q4, which is Q4 for us but first quarter in the US, so the budgets have to be made. Taking all that into consideration do you see the outlook for the next year, next fiscal.

S.D. Shibulal

The investments which we are making especially in the area of productivity improvement, sales effectiveness and on the GDM, will take few quarters to yield results. On the cost side, it will take couple of quarters. On the cost optimization, we will start seeing some results but other initiatives will take few more quarters to show results. Some of the interventions which we did some time back like rightly focusing on large outsourcing deals have yielded some results, but it is not enough. We need to continue on that journey.

Participant

Shibu these quarterly revenue pressures, are they forcing you to go back a little on the larger transformation that you are planning, the 3.0 and is that one of the reasons why for instance PPS, you have been saying that you need to make acquisitions in order to make that reasonable size, are you unable to make those acquisitions because those quarterly revenue pressures are putting a lot of pressure on you.

S.D. Shibulal

Please remember the 3.0 transition was done and gone by. We have been executing on the 3.0 some time now. 3.0 is all about creating client relevance and delivering revenue benefits by creating client relevance. If you look at the 3 pillars, the transformational program, the Business & IT Operations has started slowing picking up. There is no connection between acquisition and revenue pressure. Quarterly revenue pressures will always be there. It will continue that is how growth is done. The acquisitions have to be strategic to us. We have been looking for acquisitions. The first one to get done was Lodestone which was in the Consulting & System Integration space. We will continue to look for acquisitions in the Products & Platform space. We have to do acquisitions which are relevant to us, which are at a reasonable price, which is sometimes hard to come by so it takes time. But from a strategic perspective, our execution on the 3 offerings have started sometime back.

Balaji

Shibu again what could be the reason, in spite of Murthy coming back, I don’t know whether it is related or not, last few quarters so we are seeing attrition from 16.9% and then 17.3% of course it is LTM, but still 1% in the last 6 months.

S.D. Shibulal

Attrition is a matter of concern. It has gone up in percentage terms, but in absolute terms it has come down. Actually I have the numbers. We have done number of things. We have given compensation increase across the board - onsite, offshore, sales, production, we have given compensation increase. We have reduced variability in compensation, we have provided for higher variable compensation in our financials. We have been constantly communicating with our employees. So in absolute numbers it is has shown a downward trend. I am hoping that that will continue. We need to continue to focus.

Participant

I had a question around the US government shutdown and the debt ceiling issue. Do you foresee clients’ wanting to differ spends or probably hold on to spends because of this kind of uncertainty?

S.D. Shibulal

It is way too early, Sanjay was talking about the implications in Manufacturing segment. Sanjay do you want to elaborate the impact from the Manufacturing.

Sanjay Jalona

So currently when we talk to our customers in the Manufacturing segment, they are not concerned about any pressures that might be put on the budget. But if it continues, our assessment is that Manufacturing customers who have government as a customer or defence as a customer, if there are delayed orders on that side, that would put pressure on the commercial side that might come back to us. Secondly, if the government stops to spend on the roads, houses and so on so forth, the industrial manufacturing customers would see a cut on their revenue and that might put pressure. But currently all the interactions with all the customers in all the segments of Manufacturing, leads us to believe that there is no harm done right now.

Participant

It is a related question about Manufacturing has shown good growth but Financial Services has not grown as much if you look at Manufacturing growth and ECS. Could you tell us if you are facing some issues in Financial Services because that is your strongest segment and that is what Infosys has always been known for, that is one. And about revenue guidance which you have given 9%-10%, is that the factor of the visibility improving in the demand environment or is it just because you are closer to the year end. Thank you.

B.G. Srinivas

To answer your first question, we will always see sequential growth rates differing across sectors, across geographies, across service lines. So it is a specific quarter phenomena but if you look at the sectors last quarter, we have seen growth across Energy & Utilities, Manufacturing, Financial Services and Retail & CPG, so it has been a broad-based revenue growth. Financial Services has definitely grown in the last quarter. There could be specifics in client’s situations as well as in sectors where you could see a significant spike in ramp ups while clients are trying to complete programs and that is why you can see a specific uptick like what we have seen in Manufacturing in the last quarter. But by and large we have seen a broad-based growth in the last quarter.

S.D. Shibulal

Regarding the guidance, of course we are in the middle of the year. The guidance is for the full year and as I said guidance is the statement of fact as we see today. We consider the pipeline, the deal wins, the client velocity, service mix, environment, any of the other challenges which we expect, any furloughs which we know about, all those are factored into our guidance. We have not considered the US shutdown impact. There is marginal improvement in the visibility overall especially in US. In Europe also there is some increase in visibility and velocity. But it also continues to be volatile because of various factors which we discussed.

Participant

How many large contracts did you actually win in Australia. You said you won every that you competed for, how many did you compete for and how many did you win?

B.G. Srinivas

In Australia, particularly in Financial Services where we have a strong footprint in banking, without getting into client specific deal wins, in the last few quarters, we have had 6 wins, including 2 medium, 2 large deal wins. We have had two wins particularly in Australia on our Procure-to-Pay Edge Solutions which is again a big confidence boost to the investments we are making in our Edge platforms. We have also had in the last quarter another Procure-to-Pay Edge win in the European Continent. In the financial services sector, clients are willing to look at alternative models particularly in the context of their ability to reduce their fixed cost, their ability to gain much more flexibility and time to market by switching over from traditional services to going on-demand service, leveraging our Edge platforms.

Participant

This is about the new vertical you spoke about in the morning. Can you just give an idea what is this verticals? Is it the one you created in Utilities & resources market or anything else you can share?

S.D. Shibulal

These are not new industry verticals. We wanted to bring in renewed focus in some of the industry verticals like Utilities & Resources, Insurance & Life Science. In Life Science, Jith moved out into a new responsibility, so Manish took over. So these are not new industry verticals. These are industry verticals where we have been operating in the past and we are bringing in renewed focus on these industry verticals.

Participant

And the top 10 clients’ growth has seen quite phenomenal this time which is the highest growth in last many quarters. What is the strategy to mine those accounts? Any specific plan that you have put in place? Second thing about your global sales head, have you taken a call on that whether you are going to have global sales head or it is going to be integrated with US head of Americas and if you can update something about the head of Americas?

S.D. Shibulal

The growth has been all around this quarter. Our top client increased by 3.3%. Our top 25 went up by 3.8% and the non-top 25 went up by 3.7%. Our mining of the top 10 clients also has been pretty good this quarter. On the global sales head position, at this point in time the responsibilities which were held by Basab, most of them have been moved to BG. BG is looking after Marketing and Sales. Regarding Head of Americas, Prasad Thrikutam has taken over as Head of Americas.

Participant

And I guess Mohit Joshi who was part of Europe business, is replacing Sudhir.

S.D. Shibulal

These are all internal changes which constantly happen, but what you said is true.

Participant

And sir about this top 10 account growth, I remember you used to have something called Star Accounts. This is something I think what Basab had started. Do you still focus on those clients?

S.D. Shibulal

Yes of course, we focus on Star Accounts. We have implemented client partners for star accounts sometime back. These are our large, strategic accounts and we will continue to focus on them.

Participant

Shibu just a couple of questions. One is on the Business IT Services contribution to revenues, it has been coming down year-by-year, 61% for this quarter compared to 64% in the year ago period. Why this declining considering this is the segment that you all are increasingly focusing on now? Secondly on the cost optimization, can you give me a few details on where this is happening because there were reports that you are cutting costs onsite, trying to move more work offshore. Is that the area where this is happening, some details on that?

Participant

In addition to that, can you give an idea about the pricing because you mentioned some of the deals you are participating are quite price sensitive, this may be rebids you are talking about. But at the same time you have improved your pricing offshore and onsite. So can you just throw some light on pricing, are you seeing a clear improvement in pricing?

S.D. Shibulal

Regarding Business & IT operations, I think one should be very careful when you look at these percentages and not get carried away. Last quarter, it was $1.214 bn in Business & IT operations. The percentage was 61%. This quarter, it is $1.269 bn which is 61.4%. Sequential growth has been 4.5%. One should not get carried away by the percentages alone. You need to look at the absolute numbers and see whether the growth is happening. We have been driving Consulting & System integration revenue also up and when we did the Lodestone acquisition, we added app $200 mn straight into Consulting & System Integration. So that shifted the percentages, but in absolute terms Business & IT operations has been growing. Again I want to go back. Our growth in Business & IT operations did suffer in between and that is when we brought in the renewed focus some quarters back to win large outsourcing deals. In absolute terms, it continues to grow, that is one. The second question on pricing. Pricing is stable. We have seen this quarter the pricing move up, but last quarter the pricing was flat. This quarter, the pricing went up by 0.9% in constant currency terms. I would not consider the pricing going up as a secular trend. I would consider pricing as stable at best. The large outsourcing deals do come at lower margins. Our objective in the large outsourcing deal is to make sure that margins are not dilutive during the lifetime of the program which can be anywhere between 3-5 years. That is where this intervention of increasing productivity, increasing quality, reducing cost and increasing efficiencies come into picture. The purpose of that initiative is to make sure that the large outsourcing deals which we win at lower margins can be executed at our average margin during the lifetime of the program.

Cost optimization is more to do with everything rather than anything in specific. It includes managing cost effectively, making sure that the right investments are made, making sure that we relook at all costs and see what is adding business value, what is not. Reducing onsite percentage will of course reduce onsite cost, managing their role ratios, managing compensation costs. So it is a very holistic approach.

Moderator

Thank you Shibu, thank you Rajiv.